
February 1, 2018

Terry Rosen, Ph.D.
Chief Executive Officer
Arcus Biosciences, Inc.
3928 Point Eden Way
Hayward, CA 94545

      Re: Arcus Biosciences, Inc.
          Amendment No.1 to Draft Registration Statement on Form S-1
          Submitted January 19, 2018
          CIK No. 0001724521

Dear Dr. Rosen:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No.1 to Draft Registration Statement on Form S-1

Company Overview, page 1

1.   We note your response to comment 1 and continue to object to your characterization of your product candidates as "best-in-class." Adding the qualifier "if approved" does not address our concerns that your product candidates are in the early stages of development and data from your Phase 1 clinical trials is not yet available. The qualifier, "if approved," does not address our concerns that "best-in-class" continues to imply that the product will be effective, and is likely to be the most effective treatment available, neither of which is appropriate at this stage of development. Please revise your

registration statement to remove the phrase "best-in-class." Additionally, you may state that your product candidates are the first small molecule inhibitors designed to target biological pathways regulating the immune response against cancer, if accurate. However, you may not imply that your product will be the first product in this class available to treat any indication.

Prospectus Summary
Our Product Portfolio, page 2

2.   Please review your discussion to identify the target indication(s) for each of your product candidates. If you have not yet determined which indications will be the target if your early clinical trials designed to test for efficacy, disclose the potential target indications and explain how you will determine which indications you will target in your phase I/II trials.

3.   We note your response to comment 2 and reissue our comment. Please identify product candidates and target indications for each of your identified programs or remove them from the product portfolio table.

Our Internal Discovery Capability and Team , page 5

4.   We note your response to our prior comment 4. Please revise your disclosure here and on page 42 to provide balancing language that the experience of your senior management team at Flexus is not an indication of a similar result with respect to Arcus.

Business
WuXi Biologics (Cayman) Inc. License Agreement , page 115

5.   We note your response to our prior comment 12 and reissue the comment. Please quantify the "certain number of years," and clarify that any subsequently issued patents will extend the royalty period. Additionally, we disagree with your statement that a range from the "high single-digits to low double-digits" indicates a royalty range of no more than ten percentage points. Your description could indicate a range of 5% - any amount less than 50%. Please revise your disclosure to more specifically describe your range within a ten percentage point range, such as from the high single-digits to the low teens.

Taiho Pharmaceutical Co., Ltd. Option and License Agreement , page 115

6.   We note your response to our prior comment 13 and reissue our comment. Please clarify that any subsequently issued patents will extend the royalty period. Additionally, we disagree with your statement that the disclosed range indicates a royalty range of no more than ten percentage points. Please revise your disclosure to more specifically describe your range within a ten percentage point range.

Intellectual Property, page 117

7.   We note your response to our prior comment 14. Please revise your disclosure in this section to include the description of the PCT applications provided in your response.

Management
Director Compensation, page 144

8.   We note your disclosure that you have entered into letter agreements with Dr. Kaneko, Ms. Falberg and Mr. Beier regarding their compensation. Please file these letter agreements as exhibits to the registration statement or tell us why you believe that you are not required to file such agreements pursuant to Item 601(b)(10) of Regulation S-K.

You may contact Ibolya Ignat at 202-551-3636 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Suzanne Hayes at 202-551-3675 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Heidi E. Mayon, Esq.